Exhibit 99.1

Chemomab Therapeutics Ltd. and its subsidiaries Condensed Consolidated Interim Financial Statements As of September 30, 2023 (Unaudited)

Chemomab Therapeutics Ltd.
and its subsidiaries

Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2023

Chemomab Therapeutics Ltd.
and its subsidiaries
Condensed Consolidated Balance Sheets

In USD thousands (except for share amounts)

		September 30,	December 31,
	Note	2023	2022
		Unaudited	Audited
Assets

Current assets
Cash and cash equivalents		9,156	13,519
Short term bank deposits		12,216	26,374
Restricted cash		72	77
Other receivables and prepaid expenses		922	1,766

Total current assets		22,366	41,736

Non-current assets
Long term prepaid expenses		603	733
Property and equipment, net		319	367
Operating lease right-of-use assets		130	227
Total non-current assets		1,052	1,327

Total assets		23,418	43,063

Current liabilities
Trade payables		731	1,688
Accrued expenses		3,007	3,378
Employee and related expenses		1,527	1,560
Operating lease liabilities		105	123

Total current liabilities		5,370	6,749

Non-current liabilities
Operating lease liabilities - long term		5	91

Total non-current liabilities		5	91

Commitments and contingent liabilities	3

Total liabilities		5,375	6,840

Shareholders' equity (*)

Ordinary shares no par value - Authorized: 650,000,000 shares as of September 30, 2023 and December 31, 2022;		-	-
Issued and outstanding: 248,094,700 Ordinary shares as of September 30, 2023 and 232,636,700 as of December 31, 2022;		-	-

Treasury share at cost (11,640,460 Ordinary shares as of September 30, 2023 and December 31, 2022)		(1,218)	(1,218)
Additional paid in capital		103,884	101,260
Accumulated deficit		(84,623)	(63,819)

Total shareholders’ equity		18,043	36,223
Total liabilities and shareholders’ equity		23,418	43,063

The accompanying notes are an integral part of the condensed consolidated interim financial statements

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Operations (Unaudited)

In USD thousands (except for share and per share amounts)

	Three months	Three months	Nine months	Nine months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022
Operating expenses

Research and development	3,377	5,423	15,284	11,082

General and administrative	990	2,894	6,327	8,809

Total operating expenses	4,367	8,317	21,611	19,891

Financing expense (income), net	(231)	(237)	(807)	27

Loss before taxes	4,136	8,080	20,804	19,918

Taxes on income (tax benefit)	(55)	-	-	(544)

Net loss for the period	4,081	8,080	20,804	19,374

Basic and diluted loss per Ordinary Share (*)	0.017	0.035	0.092	0.085
Weighted average number of Ordinary Shares outstanding, basic, and diluted (*)	236,449,153	228,773,418	226,449,755	228,349,115

The accompanying notes are an integral part of the condensed consolidated interim financial statements

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)		Treasury shares		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	Number	USD	USD	USD	USD

For the nine-month period ended on September 30, 2023

Balance as of January 1, 2023	232,636,700	-	(11,640,460)	(1,218)	101,260	(63,819)	36,223
Share-based compensation	-	-	-	-	484	-	484
Net loss for the period	-	-	-	-	-	(8,753)	(8,753)
Balance as of March 31, 2023	232,636,700	-	(11,640,460)	(1,218)	101,744	(72,572)	27,954

Share-based compensation	-	-	-	-	639	-	639
Net loss for the period	-	-	-	-	-	(7,970)	(7,970)
Issuance of shares, net of issuance expenses	15,422,000	-	-	-	1,368	-	1,368
Balance as of June 30, 2023	248,058,700	-	(11,640,460)	(1,218)	103,751	(80,542)	21,991

Share-based compensation	-	-	-	-	130	-	130
Net loss for the period	-	-	-	-	-	(4,081)	(4,081)
Issuance of shares, net of issuance expenses	36,000	-	-	-	3	-	3
Balance as of September 30, 2023	248,094,700	-	(11,640,460)	(1,218)	103,884	(84,623)	18,043

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)

In USD thousands (except share amounts)

	Ordinary Shares (*)		Additional paid in capital	Accumulated Deficit	Total Shareholders’ equity
	Number	USD	USD	USD	USD

For the nine-month period ended on September 30, 2022
Balance as of January 1, 2022	228,090,300	-	97,639	(36,173)	61,466
Share-based compensation	-	-	874	-	874
Net loss for the period	-	-	-	(5,104)	(5,104)
Balance as of March 31, 2022	228,090,300	-	98,513	(41,277)	57,236
Share-based compensation	-	-	761	-	761
Exercise of options	542,820	-	29	-	29
Net loss for the period	-	-	-	(6,190)	(6,190)
Balance as of June 30, 2022	228,633,120	-	99,303	(47,467)	51,836

Share-based compensation	-	-	836	-	836
Exercise of options	382,282	-	32	-	32
Net loss for the period	-	-	-	(8,080)	(8,080)
Balance as of September 30, 2022	229,015,402	-	100,171	(55,547)	44,624

The accompanying notes are an integral part of the condensed consolidated interim financial statements

(*)  1 American Depositary Share (ADS) represents 20 Ordinary Shares

Chemomab Therapeutics Ltd.
and its subsidiaries

Condensed Consolidated Interim Statements of Cash Flows (Unaudited)

In USD thousands

	Nine months	Nine months
	ended	Ended
	September 30,	September 30,
	2023	2022
Cash flows from operating activities
Net loss for the period	(20,804)	(19,374)

Adjustments for operating activities:
Depreciation	51	44
Share-based compensation	1,253	2,471
Change in other receivables and prepaid expenses	974	(600)
Change in operating lease liability	(7)	(15)
Change in trade payables	(957)	(89)
Change in accrued expenses	(371)	2,022
Change in employees and related expenses	(33)	874
	910	4,707
Net cash used in operating activities	(19,894)	(14,667)

Cash flows from investing activities
Decrease in bank deposits	14,158	10,250
Purchase of property and equipment	(3)	(67)
Net cash provided by investing activities	14,155	10,183

Cash flows from financing activities

Issuance of Shares, net of issuance expenses	1,371	-
Exercise of options	-	61
Net cash provided by financing activities	1,371	61

Change in cash, cash equivalents and restricted cash	(4,368)	(4,423)

Cash, cash equivalents and restricted cash at beginning of period	13,596	15,241

Cash, cash equivalents and restricted cash at end of period	9,228	10,818

The accompanying notes are an integral part of the condensed consolidated interim financial statements

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
 (FORMERLY ANCHIANO THERAPEUTICS LTD.)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1 - General

A.
Chemomab Therapeutics Ltd. (the “Company”) is an Israeli-based company incorporated under the laws of the State of Israel in September 2011. The Company’s registered office is located in Kiryat Atidim, Tel Aviv, Israel. The Company is a clinical-stage biotech company discovering and developing innovative therapeutics for conditions with high-unmet medical need that involve inflammation and fibrosis. The wholly owned subsidiaries of the Company are: Chemomab Ltd. ("Chemomab"), Chemomab Therapeutics Israel Ltd. and Chemomab Therapeutics, Inc.

The Company currently has no products approved for sale. The Company’s operations are funded primarily by its shareholders. The Company has incurred operating losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for its products. Continuation of the Company’s development programs depend on its future ability to raise sources of financing. The Company believes that its existing liquidity resources as of September 30, 2023, will enable it to fund its operations through December 31, 2024 with the ability to perform cost reductions in order to extend the operations even further, if required to do so.

B.
On October 7, 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in extensive deaths, injuries and kidnapping of civilians and soldiers in the southern part of the country. Following the attack, Israel’s security cabinet declared war (“Iron Swords” war) against Hamas and a military campaign commenced in parallel to continued rocket and terror attacks by Hamas. In the weeks since the initial attack by Hamas, hostilities along Israel’s northern border with Hezbollah located in Lebanon have accelerated, and this clash may escalate in the future into a greater regional conflict.

Therefore, the effects of the war on the financial statements for periods prior to the beginning of the war are non-adjusting events pursuant to ASC 855. Nevertheless, the security situation, the continuation of fighting, the attacks on the State of Israel and the effects of the fighting on businesses and the population and the steps that were taken by the Government of Israel as a result of entering this war, have affected the country’s economic activity, and this may have an effect on the financial reporting of companies. Therefore, management is carefully considering the effect of the “Iron Swords” war on the financial statements. Currently, the Company does not consider the effect on the financial reporting to  be significant.

Depending on the intensity and duration of the current war with Hamas, or any future hostilities that may emerge, PSC patients at Israeli hospitals may elect to either withdraw from the clinical trial or relocate to a different hospital outside of Israel. Also, hospital staff at Israeli hospitals available to help with the conduct of the CM-101 trial may become limited due to the general call-up of reservists to military service. The Company does not anticipate these factors will have any material adverse effect on its ability to complete the clinical trial on time due to the comparatively low ratio of patients currently being treated at Israeli hospitals relative to the total number of patients enrolled in the clinical trial globally.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
 (FORMERLY ANCHIANO THERAPEUTICS LTD.)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 1 - General (cont'd)

B.          (cont'd)

CM-101 clinical trial supplies for the Company's Phase 2 PSC trial are manufactured by a supplier in Denmark. The Company's clinical trials are not required to be conducted in Israel under the regulations of the Israel Innovation Authority of the Israeli Ministry of Economy and Industry.  CM-101 clinical trial supplies for the Company's our Phase 2 PSC trial are packaged and stored in Germany for ongoing importation to an Israel depot and final distribution to our clinical sites. The current inventory at the Israel depot and sites is sufficient to support the ongoing patient enrollment and activity. As of the date of these financial statements, the Company has not experienced any significant  impact to patient treatment visits in accordance with the protocol and the vast majority  of active patients continue to receive treatments as scheduled.

At this time, the Company assesses, on the basis of the information it has on the date of approval of the financial statements, that the current events and the recent escalation of the conflict underway in Israel,  have no significant effect on the business results of the Company. Since this is an event that is not under the control of the Company and matters such as the fighting continuing or stopping may affect the Company's assessments, as of the reporting date, it is not possible to predict the duration or severity of the ongoing conflict or its effects on the Company's business activities. The Company is continuing to regularly follow developments on the matter and is examining the effect on its operations and financial condition.

C.
On April 30, 2021, the Company entered into an At the Market Offering Agreement (the "Cantor ATM Agreement") with Cantor Fitzgerald & Co., ("Cantor"). According to the Cantor ATM Agreement, the Company could offer and sell, from time to time, its ADSs having an aggregate offering price of up to $75 million through Cantor or the Cantor ATM Agreement. On April 25, 2022, the Company filed a prospectus supplement with the SEC for the issuance and sale of up to  $18,125,000 of its ADSs in connection with the reactivation of the Cantor ATM Agreement facility and pursuant to General Instruction I.B.6 of Form S-3, which, subject to certain exceptions, limits the amount of securities the Company was able to offer and sell under such registration statement to one-third of the Company's unaffiliated public float. From April 30, 2021 through September 30, 2023, the Company issued 1,603,211 ADSs under the Cantor ATM Agreement, resulting in gross proceeds of $17,606 thousand. In September 2023, the Company terminated the Cantor ATM Agreement . In October 2023, the Company entered into an At the Market Offering Agreement with Roth Capital Partners LLC. See also Note 4.

D.
On June 1, 2023, the board of directors (the “Board”) of the Company appointed Dr. Adi Mor as Chief Executive Officer of the Company (to replace Dr. Dale Pfost), and Sigal Fattal as the Chief Financial Officer of the Company (to replace Donald Marvin), effective as of the same date. The company recorded in June 2023 a provision for severance payments to Dale Pfost and Donald Marvin in the amount of $1,110 thousand. The severance has been paid in 12 equal bi-monthly installments over 6 months. Through September 30, 2023, the Company paid the amount of  $442 thousand.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
(FORMERLY ANCHIANO THERAPEUTICS LTD)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 2 - Basis of Presentation and Significant Accounting Policies

A.          Basis of Preparation

The condensed interim consolidated financial statements included in this quarterly report are unaudited. These financial statements have been prepared in accordance with U.S. GAAP and applicable rules and regulations of the SEC regarding interim financial reporting and reflect, in the opinion of management, all adjustments of a normal and recurring nature that are necessary for a fair statement of the Company’s financial position as of September 30, 2023, and its results of operations for the nine months ended September 30, 2023, and 2022, changes in shareholders’ equity for the nine months ended September 30, 2023 and 2022, and cash flows for the nine months ended September 30, 2023 and 2022. The results of operations for the nine months ended September 30, 2023 are not necessarily indicative of the results to be expected for the year ending December 31, 2023 or for any other future annual or interim period. These financial statements should be read in conjunction with the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. The Company’s significant accounting policies are disclosed in the audited financial statements for the year ended December 31, 2022 included in the Company’s Annual Report on Form 10-K. Since the date of such financial statements, there have been no changes to the Company’s significant accounting policies.

B.          Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Note 3 – Contingencies

During 2022, the Israeli tax authority ("ITA”) notified the Company that it had initiated a routine VAT audit to include tax years 2017 through 2022. The ITA raised several claims, mainly in respect with the recoverability of VAT related to the Merger Agreement expenses and the classification of the Company as a holding company. In July 2022, the ITA proposed a settlement, which the Company rejected. As a result, the ITA issued an assessment. In November 2022, the Company filed an appeal to the ITA’s assessment. The Company has recorded a provision in 2022 that is inherently subjective due to the inherent uncertainty of these matters and the judicial process, therefore, the outcome may differ from the estimated liability recorded by the Company during 2022.

In October 2023, the ITA rejected the company’s appeal on the assessment. The Company is planning to submit an appeal to the Israeli district court. Based on the consultancy of its tax advisors, the Company estimates that the amount of provision recorded in 2022 remains adequate.

CHEMOMAB THERAPEUTICS LTD AND ITS SUBSIDIARIES
(FORMERLY ANCHIANO THERAPEUTICS LTD)
NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Note 4 – Events After the Balance Sheet Date

In September 2023, the Company terminated the Cantor ATM Agreement. In October 2023, the Company entered into ATM agreement (the "Roth ATM Agreement") with Roth Capital Partners LLC ("Roth"). According to the Roth ATM Agreement, the Company may offer and sell, from time to time, its ADSs having an aggregate offering price of up to $2,864 thousand through Roth or the Roth ATM Agreement. On October 16, 2023, as amended on October 30, 2023, the Company filed a registration statement on Form F-3 (File No. 333-275002) with the SEC (the “Registration Statement”), which included a prospectus supplement for the issuance and sale of up to $2,864 thousand of its ADSs pursuant to the Roth ATM Agreement. The Registration Statement is a replacement registration statement with respect to securities that remain unsold under the registration statement on Form S-3 (File No. 333-255658) filed on April 30, 2021, and declared effective on May 17, 2021.